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SEC FILE NUMBER
8-70656

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CROW HOLDINGS SECURITIES, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3819 MAPLE AVENUE
(No. and Street)

DALLAS	TX	75219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ELIZABETH ATTANASIO	212-668-8700	EATTANASIO@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

330 N WABASH AVENUE	CHICAGO	IL	60611
(Address)	(City)	(State)	(Zip Code)

10/08/2023	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JILL DEMAYO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CROW HOLDINGS SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH M. ATTANASIO
Notary Public, State of New Jersey
Comm. # 5014417
My Commission Expires 11/23/2025

Notary Public

Signature:

Title:
CCO

SEC Mail Processing

Washington, DC

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROW HOLDINGS SECURITIES, L.L.C.

Report of Independent Registered Public Accounting Firm with

Statement of Financial Condition with

Notes to Financial Statement

For the Year Ended December 31, 2023

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

CROW HOLDINGS SECURITIES, L.L.C.
DECEMBER 31, 2023

Table of Contents

BDO

Tel: 817-738-2400
Fax: 817-738-1995
www.bdo.com

301 Commerce St, Suite 2000
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Manger of Crow Holdings Securities, L.L.C.
Dallas, TX

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Crow Holdings Securities, L.L.C. (the "Company") as of December 31, 2023, and the related notes to financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P. C.

We have served as the Company's auditor since 2022.

February 23, 2024

CROW HOLDINGS SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS:		
Cash	$	141,209
Due from Affiliate		187,793
Prepaid expenses and other assets		53,249
Security deposits		4,472
TOTAL ASSETS	$	386,723
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	2,621
TOTAL LIABILITIES		2,621
MEMBER'S EQUITY		384,102
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	386,723

See accompanying notes to financial statement

CROW HOLDINGS SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Crow Holdings Securities, L.L.C. (the "Company") was formed as a limited liability company in Delaware on March 16, 2020. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The firm was approved by FINRA and the SEC on February 10, 2022. Maple Avenue Capital Investors, L.P. is 100% owner, and sole member (the "Parent or Member").

The Company is limited to investment banking, as such, the Company does not, and will not, hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Parent, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statement as the Parent is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure of uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.

As of December 31, 2023, the Company did not have a liability or expense recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Parent as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Parent is subject to examination by federal and certain state and local tax regulators for open tax years, 2022-2023. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

Use of Estimates

The preparation of this financial statement and its related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of this financial statement. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2023, there was no amount in excess of the insured limit.

Revenue Recognition

Service Fee Revenue from Affiliate

The Company entered into a cost plus agreement effective as of March 1, 2023 with its affiliate, Crow Holdings Capital Partners, L.L.C. ("Adviser"). Under the terms of that agreement, the Company is entitled to receive cost plus revenue from the Adviser in an amount equal to 5% of all costs incurred by the Company as payment for its support in all securities related transactions over the life of the Company. This represents the only source of revenue for the Company. Revenue from this contract was $5,595,701 for the year ended December 31, 2023.

Contract Assets and Liabilities

There are no credit losses on any receivables and there are no contract assets or liabilities as of December 31, 2023.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $138,588 which was $133,588 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.89 to 1.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly , receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts. The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

NOTE 4 – RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2023, the Company had an expense sharing agreement dated February 10, 2022 with its affiliate, the Adviser, which detailed the expense allocation methodology to the Company. This agreement was amended through the First Amendment to Expense Sharing Agreement dated January 20, 2023, which modified certain terms of the expense allocations. As discussed in Note 2, the Company entered into a cost plus agreement dated March 1, 2023. Under the terms of that agreement, certain terms of the expense sharing agreement were also updated in the cost plus agreement, primarily updating the allocation percentages to the Company. The agreement permits the allocation of certain shared expenses to the Company. Total shared expenses for the year were $5,111,331. The Company also has a cost plus agreement (as discussed in Note 2) in place with the Adviser, which is 105% of the expenses of the Company. Receivables from and payables to affiliated company are offset and the net amount receivable from the affiliate, of $187,793 is reported in the statement of financial condition as there is a legally enforceable right to set off the balances and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The shared expenses consist of compensation expenses, rent and other general overhead, shared technology costs incurred in the normal course of business as follows:

Shared Expenses	For the Year Ended December 31, 2023
Employee Compensation and Benefits	$ 4,647,620
Shared Technology	129,891
Rent expense	333,820
	$ 5,111,331

The activities of the Company include significant transactions with related parties and revenue earned from cost plus and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

NOTE 5 – GUARANTEES:

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2023, or during the year then ended.

NOTE 6 – EXEMPTIVE PROVISION:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to investment banking. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments and no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the year then ended.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through the date which this financial statement was available to be issued, for possible disclosure and recognition in the financial statement. The Company did not note any significant subsequent events requiring disclosure or adjustments to the financial statement.